THIRD AMENDMENT TO THE

FIRST AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

OF

AMR ASSOCIATES, L.P.

This "Third Amendment," dated as of June 13, 2024, to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. dated December 8, 2021, as amended by that First Amendment (the "First Amendment") thereto dated December 8, 2021 and the Second Amendment ("Second Amendment") thereto dated August 8, 2023 (the First Amended and Restated Limited Partnership Agreement as amended by the First Amendment thereto and the Second Amendment thereto is hereinafter referred to as the "Partnership Agreement"), is made by and among the Partners of AMR Associates, L.P., a Delaware limited partnership (the "Partnership").

RECITALS:

WHEREAS, the Partners of the Partnership entered into the First Amendment to establish the terms of the Class A-1 Limited Partnership Interests; and

WHEREAS, the Partners desire to eliminate the Class A-1 Limited Partnership Interests and amend Schedule A to the Partnership Agreement to reflect the ownership of Partnership Interests after such elimination.

AGREEMENTS:

In consideration of the mutual promises, covenants and agreements set forth in this Third Amendment, the Partners of the Partnership agree as follows:

1.      The First Amendment is hereby repealed and rescinded in its entirety and is of no further force or effect.  The Partnership shall no longer have outstanding Class A-1 Limited Partnership Interests.  Each Partner acknowledges that such Partner will no longer own Class A-1 Limited Partnership Interests and relinquishes any and all rights therein.  Each Partner's Partnership Interest will continue to be calculated based on relative Capital Account balances.

2.      Schedule A to the Partnership Agreement is amended and restated in its entirety as set forth in Schedule A attached hereto.

3.      This Third Amendment shall be (and hereby is) incorporated into and made a part of the Partnership Agreement.  Except as expressly amended hereby, the Partnership Agreement shall be and remain in full force and effect.  This Third Amendment is specific and limited to the matters expressly stated herein.  On and after the date of this Third Amendment, each reference in the Partnership Agreement to "this Agreement," "hereunder," "hereof" or words of like import referring to the Partnership Agreement shall mean and refer to the Partnership Agreement as amended hereby.  Capitalized terms used but not defined herein have the meanings ascribed to

them in the Partnership Agreement.

4.  This Third Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

5.  This Third Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A DocuSign or Adobe PDF copy of any such signed counterpart shall be treated and shall have the same force and effect as an originally signed counterpart.

*[Signature pages follow]*

4865-6607-3277.4

## SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

General Partners

**2012 Helen R. Butler Trust u/a/d June 22, 2012**

By: _____    _____

Name: Helen R. Butler
Title: Trustee

**2012 Clara R. Williams Trust u/a/d June 22, 2012**

By: _____    _____

Name: Clara R. Williams
Title: Trustee

[Signature Page to AMR Associates, L.P. Third Amendment to First Amended and Restated Limited Partnership Agreement]

4865-6607-3277.4

## SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

**2012 Helen R. Butler Trust u/a/d June 22, 2012**

By: _____

Name: Helen Rankin Butler

Title: Trustee

[Signature Page to AMR Associates, L.P. Third Amendment to First Amended and Restated Limited Partnership Agreement]

## SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

**2012 Clara R. Williams Trust u/a/d June 22, 2012**

By: _Clara R. Williams_ _____
Name: Clara Rankin Williams
Title: Trustee

5

4865-6607-3277.4

## SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

**Clara Rankin Butler 2002 Trust u/a/d November 5, 2022**

By: _____

Name: John C. Butler, Jr.
Title: Trustee

4865-6607-3277.4

## SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

**Griffin Bedwell Butler 2002 Trust u/a/d November 5, 2022**

By:  <span>DocuSigned by: John C. Butler, Jr. D28F84DF0CA64C4...</span>

Name: John C. Butler, Jr.
Title: Trustee

7

4865-6607-3277.4

## SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

**Margo Jamison Victoire Williams 2004 Trust u/a/d December 10, 2004**

By:
DocuSigned by:

*David B. H. Williams*

1C915D5459284A4...

Name: David B. H. Williams
Title: Trustee

4865-6607-3277.4

## SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

**Helen Charles Williams 2004 Trust u/a/d December 10, 2004**

By:

DocuSigned by:

*David B. H. Williams*

1C915D5459284A4...

Name: David B. H. Williams
Title: Trustee

[Signature Page to AMR Associates, L.P. Third Amendment to First Amended and Restated Limited Partnership Agreement]

4865-6607-3277.4

# SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

**HRB 2020 GST Trust for Clara R. Butler u/a/d December 22, 2020**

By:  ‌ DocuSigned by:

*Clara R. Williams*

BBE627388F22438...

Name: Clara Rankin Williams
Title: Trustee

## SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

**HRB 2020 GST Trust for Griffin B. Butler u/a/d December 22, 2020**

By: _____

Name: Clara Rankin Williams
Title: Trustee

11

4865-6607-3277.4

<u>**SIGNATURE PAGE**</u>

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

**CRW 2020 GST Trust for Margo J. V. Williams u/a/d December 23, 2020**

DocuSigned by:

*David B. H. Williams*

By: ‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
— 1C915D5459284A4...

Name: David B. H. Williams
Title: Trustee

12

# SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

**CRW 2020 GST Trust for Helen C. Williams u/a/d December 23, 2020**

By: _____
Name: David B. H. Williams
Title: Trustee

[Signature Page to AMR Associates, L.P. Third Amendment to First Amended and Restated Limited Partnership Agreement]

## SCHEDULE A

## PARTNERS/CAPITAL ACCOUNT/PARTNERSHIP PERCENTAGE

| General Partners | General Partnership Interest Capital Account | Partnership Percentage |
|---|---|---|
| 2012 Helen R. Butler Trust u/a/d June 22, 2012 | As set forth in the books and records of the Partnership. | 0.40848595% |
| 2012 Clara R. Williams Trust u/a/d June 22, 2012 | As set forth in the books and records of the Partnership. | 0. 40848595% |

| Limited Partners | Limited Partnership Interest Capital Account | Partnership Percentage |
|---|---|---|
| 2012 Helen R. Butler Trust u/a/d June 22, 2012 | As set forth in the books and records of the Partnership. | 47.73855576% |
| 2012 Clara R. Williams Trust u/a/d June 22, 2012 | As set forth in the books and records of the Partnership. | 47.73855576% |
| Clara Rankin Butler 2002 Trust u/a/d November 5, 2002 | As set forth in the books and records of the Partnership. | 0.61765277% |
| Griffin Bedwell Butler 2002 Trust u/a/d November 5, 2002 | As set forth in the books and records of the Partnership. | 0.61765277% |
| Margo Jamison Victoire Williams 2004 Trust u/a/d December 10, 2004 | As set forth in the books and records of the Partnership. | 0.61765277% |
| Helen Charles Williams 2004 Trust u/a/d December 10, 2004 | As set forth in the books and records of the Partnership. | 0.61765277% |

14

| Limited Partners | Limited Partnership Interest Capital Account | Partnership Percentage |
|---|---|---|
| HRB 2020 GST Trust for Clara R. Butler u/a/d December 22, 2020 | As set forth in the books and records of the Partnership. | 0.30882638% |
| HRB 2020 GST Trust for Griffin B. Butler u/a/d December 22, 2020 | As set forth in the books and records of the Partnership. | 0.30882639% |
| CRW 2020 GST Trust for Margo J. V. Williams u/a/d December 23, 2020 | As set forth in the books and records of the Partnership. | 0.30882639% |
| CRW 2020 GST Trust for Helen C. Williams u/a/d December 23, 2020 | As set forth in the books and records of the Partnership. | 0.30882638% |

4865-6607-3277.4